SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 EpicEdge, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    539577304
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                            Michael A. Nemeroff, Esq.
                        Vedder, Price, Kaufman & Kammholz
                            222 North LaSalle Street
                             Chicago, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                                            (Page 1 of 14 Pages)

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 2 of 14 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edgewater Private Equity Fund III, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                8,486,400

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                2,450,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,486,400

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 3 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleck T.I.M.E. Fund, LP

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                1,112,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                1,112,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,150,000 <F1>

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         PN

________________________________________________________________________________

--------------------
<F1>
This number represents shares held by Fleck T.I.M.E. Fund, LP and Fleck T.I.M.E. Overseas Fund, Ltd., which are entities under common control.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 4 of 14 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleck T.I.M.E. Overseas Fund, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                38,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                38,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,150,000 <F1>

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         PN

________________________________________________________________________________

--------------------
<F1> This number represents shares held by Fleck T.I.M.E. Fund, LP and Fleck
T.I.M.E. Overseas Fund, Ltd., which are entities under common control.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 5 of 14 Pages

     This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D dated February 21, 2002 (the "Initial Schedule 13D") and is being filed with the Securities and Exchange Commission (the "SEC") by Edgewater Private Equity Fund III, L.P., a Delaware limited partnership ("Edgewater"), Fleck T.I.M.E. Fund, LP, a Delaware limited partnership ("TIME"), and Fleck T.I.M.E. Overseas Fund, Ltd., a Cayman Islands limited liability company ("Overseas"; and, together with Edgewater and TIME, the "Reporting Persons") in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of this Amendment No. 1 is to reflect changes in the beneficial ownership of Edgewater since the filing of the Initial Schedule 13D as a result of its membership in a group.

     Each of the Reporting Persons has only provided information with respect to itself in this Amendment No. 1 and is not responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of EpicEdge, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5508 Hwy. 290 West, Suite 300, Austin, Texas 78735.

Item 2.  Identity and Background.
         -----------------------

          (a) Edgewater Private Equity Fund III, L.P., a Delaware limited partnership, having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of Edgewater is Edgewater III Management, L.P., a Delaware limited partnership ("Edgewater Management"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of Edgewater Management is Gordon Management, Inc., an Iowa corporation ("Gordon"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The names, positions and principal business addresses of each of the directors and executive officers of Gordon are as follows:

      Name             Position with Gordon         Principal Business Address
      ----             --------------------         --------------------------
      James A. Gordon  President and Sole Director  900 North Michigan Avenue,
                                                    14th Floor,
                                                    Chicago, Illinois 60611

     Edgewater is principally engaged in the business of investing and holding securities in various entities. Edgewater Management is principally engaged in the business of acting as general partner of Edgewater and investing and holding securities in various entities. Gordon is principally engaged in the business of acting as general partner of Edgewater Management and investing and holding securities in various entities.

          (b) Fleck T.I.M.E. Fund, LP, a Delaware limited partnership, having its principal executive offices at 289 Greenwich Avenue, Greenwich, Connecticut 06830. The general partner of TIME is Fleck T.I.M.E. Advisors, L.L.C., a Delaware limited liability

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 6 of 14 Pages

     company ("TIME GP"), having its principal executive offices at 289 Greenwich Avenue, Greenwich, Connecticut 06830. The names, positions and principal business addresses of each of the principals and executive officers of TIME GP are as follows:

      Name               Position with TIME GP      Principal Business Address
      ----               ---------------------      --------------------------
      Kathryn Fleck      Principal and Chief        289 Greenwich Avenue
                         Operating Officer          Greenwich, Connecticut 06830

      Aaron Fleck        Principal                  289 Greenwich Avenue
                                                    Greenwich, Connecticut 06830

      Bruce Quackenbush  Senior Vice President      289 Greenwich Avenue
                                                    Greenwich, Connecticut 06830

     TIME is principally engaged in the business of investing and holding securities in various entities. TIME GP is principally engaged in the business of acting as the general partner of TIME and investing and holding securities in various entities.

          (c) Fleck T.I.M.E. Overseas Fund, Ltd., a Cayman Islands limited liability company, having its principal executive offices at 289 Greenwich Avenue, Greenwich, Connecticut 06830. The management company of Overseas is AFA Management Partners, a Delaware limited partnership ("Overseas MC"), having its principal executive offices at 289 Greenwich Avenue, Greenwich, Connecticut 06830. The names, positions and principal business addresses of each of the partners and executive officers of Overseas MC are as follows:

     Name               Position with Overseas MC   Principal Business Address
     ----               -------------------------   --------------------------
     Kathryn Fleck      Managing Partner            289 Greenwich Avenue
                                                    Greenwich, Connecticut 06830

     Aaron Fleck        Partner                     289 Greenwich Avenue
                                                    Greenwich, Connecticut 06830

     Bruce Quackenbush  Senior Vice President       289 Greenwich Avenue
                                                    Greenwich, Connecticut 06830

     Overseas is principally engaged in the business of investing and holding securities in various entities. Overseas MC is principally engaged in the business of acting as the investment manager of Overseas and investing and holding securities in various entities.

     During the last five years, none of the Reporting Persons or, to the best of their respective knowledge, any general partner, director or executive officer of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 7 of 14 Pages

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     This Amendment No. 1 is being filed in conjunction with other Schedule 13Ds to be filed by certain shareholders of the Issuer in accordance with the Voting Agreement dated April 16, 2002, a copy of which is referenced in Item 7 hereto.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     In February 2000, (a) Edgewater acquired 1,200,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $6,000,000, and (b) TIME acquired 400,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $2,000,000. In March 2000, TIME transferred 8,000 shares of Common Stock of the Issuer to Overseas. In September 2000, (a) Edgewater acquired an additional 1,250,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $1,250,000, and (b) TIME acquired an additional 750,000 shares of Common Stock from the Issuer in a private transaction for the total consideration of $750,000. In September 2000, TIME transferred 30,000 shares of Common Stock of the Issuer to Overseas. The above described purchases were effectuated pursuant to two separate purchase agreements among the Issuer, Edgewater, TIME and certain other investors (the "Purchase Agreements").

         In July 2000, (a) Edgewater acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $3,750,000, and (b) TIME acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $1,250,000 (collectively, the "July Debt"), pursuant to a loan agreement by and among the Issuer, Edgewater and TIME. The July Debt, plus accrued interest thereon, was previously convertible into Common Stock of the Issuer at a price per share equal to $5.00.

     On December 1, 2000, TIME acquired a convertible promissory note from the Issuer in a private transaction for the total consideration of $1,000,000 (the "December Debt"; and, together with the July Debt, the "Old Debt"). The December Debt, plus accrued interest thereon, was previously convertible into Common Stock of the Issuer at a price per share equal to $0.50.

     In June 2001, TIME loaned the Issuer an additional $400,000 in a private transaction (the "June Debt"). This loan was made pursuant to the terms of a certain Memorandum of Terms dated as of June 21, 2001. The Memorandum of Terms provided that such loan was convertible into shares of preferred stock of the Issuer at $0.75 per share. Such loan was never evidenced by a promissory note. Furthermore, prior to the date of this Statement, the Memorandum of Terms has been terminated by the parties thereto.

     In February 2002, Edgewater loaned the Issuer an aggregate principal amount of $610,000 in exchange for a secured promissory note. In March 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $250,000 in exchange for a substitute secured promissory note in the aggregate principal amount of $860,000 (the "March Debt").

     On April 16, 2002, the Issuer, Edgewater, TIME and certain other parties named therein entered into a Note and Preferred Stock Purchase Agreement (the "April Purchase Agreement"),

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 8 of 14 Pages

pursuant to which Edgewater loaned the Issuer an additional aggregate principal amount of $740,000 (the "April 16 Debt"). On April 30, 2002, Edgewater loaned the Issuer an additional aggregate principal amount of $500,000 pursuant to the terms of the April Purchase Agreement (together with the April 16 Debt, the "New Debt"). In addition, pursuant to the terms of the April Purchase Agreement, the parties thereto agreed (a) to amend the terms of the Old Debt, such that the Old Debt, plus accrued interest thereon, shall now be convertible in shares of Series A Preferred Stock of the Issuer (the "Series A Stock") at a price per share equal to $0.75, subject to shareholder approval of an amendment to the Issuer's Articles of Incorporation, and (b) that the June Debt, the March Debt and the New Debt shall be convertible into shares of Series B Preferred Stock of the Issuer (the "Series B Stock") at a price per share equal to $0.75, subject to shareholder approval of an amendment to the Issuer's Articles of Incorporation (the "Financing"). If approved by the Issuer's shareholders, the Series A Stock will be convertible into shares of Common Stock of the Issuer on a one-for-one basis, subject to certain antidilution adjustments. If approved by the Issuer's shareholders, the Series B Stock will be convertible into shares of Common Stock of the Issuer on a three-for-one basis, subject to certain antidilution adjustments; provided, however, such securities will be convertible into shares of Common Stock of the Issuer on a one-for-one basis if the holder thereof elects to receive the liquidating preference of the Series B Stock upon a liquidation event of the Issuer.

     Each of Edgewater, TIME and Overseas acquired the shares of Common Stock and Debt described above with funds invested by its general and limited partners for the purpose of acquiring equity securities. As previously described in the Initial Schedule 13D filed by Edgewater in February 2002, Edgewater's portion of the Old Debt, plus accrued interest thereon, was then convertible into approximately 849,948 shares of Common Stock at price per share equal to $5.00 per share. However, in accordance with the terms of the April Purchase Agreement, the Old Debt, the June Debt, the March Debt and the New Debt (collectively, the "Debt") are not currently convertible into any shares of the Issuer's capital stock. To the extent shareholder approval is obtained to amend the Issuer's Articles of Incorporation to authorize the Series A Stock and Series B Stock, the Debt will be convertible as set forth on Schedule 1 attached hereto. If the Issuer fails to obtain shareholder approval, the Debt will not be convertible into any capital stock of the Issuer.

Item 4.  Purpose of Transaction.
         ----------------------

     Each Reporting Person acquired the shares of Common Stock and/or Debt for investment purposes. The Purchase Agreements and the April Purchase Agreement contain certain provisions restricting the ability of the Issuer to effect a merger, consolidation, reorganization, sale of assets or sale of a controlling ownership interest without the consent of certain of the Reporting Persons. In addition, in connection with the acquisition of the above described securities of the Issuer, Edgewater, TIME and certain other shareholders of the Issuer entered into an Amended and Restated Shareholders' Agreement (the "Shareholder Agreement") pursuant to which each shareholder a party thereto agreed to vote their shares to elect two (2) persons to the Board of Directors of the Issuer, one (1) of whom to be designated by Edgewater and the other to be designated by Edgewater and TIME.

     In addition, Edgewater and TIME have entered into a Voting Agreement with certain shareholders of the Issuer (the "Voting Agreement"), pursuant to which such shareholders have

                                  SCHEDULE 13D
CUSIP No. 539577304                                           Page 9 of 14 Pages

agreed to vote their shares (a) to elect the Board of Directors of the Issuer as follows: (i) two (2) persons to be designated by Edgewater (the "Series B Representatives"); (ii) one (1) person designated by TIME (the "July Representative"); (iii) the current Chief Executive Officer of the Issuer ("CEO"); (iv) one (1) person designated by the CEO (the "CEO Representative"); and (v) three (3) persons designated by mutual agreement of the July Representative, the Series B Representatives and the CEO, all of whom shall be independent outside directors, and (b) to approve all actions required to approve the Financing and the conversion of the Debt into shares of Series A Stock and Series B Stock, as applicable. Certain of the shareholders who are a party to the Voting Agreement have executed an irrevocable proxy (an "Irrevocable Proxy") in favor of Edgewater to vote their shares in accordance with the terms of the Voting Agreement.

     Furthermore, Edgewater and the Issuer entered into a letter agreement whereby Edgewater committed to loan the Company an additional $1,360,000 of convertible secured debt less the amounts of any debt or equity financing received by the Issuer from third parties subsequent to April 16, 2002 (the "Additional Debt"). To the extent the funding of the Additional Debt is required and subject to the conditions stated in the next sentence, the Additional Debt, plus accrued interest thereon, will be convertible into shares of a newly created series of preferred stock of the Issuer at a conversion rate of $0.25 per share. The making of the Additional Debt is conditioned upon, among other things, (a) there being (i) no material adverse change in the financial condition, business, operating results, operations, business prospects or property of the Issuer, as measured against the operating plan approved by the Board of Directors in December 2001 (a "Material Adverse Change"), or (ii) no default or event of default under the April Purchase Agreement (a "Default"),
(b) approval by the Board of Directors of the Issuer in advance of such financing; and (c) the execution of definitive documents on terms mutually agreeable to Edgewater and the Issuer. To the extent that there is a Material Adverse Change or a Default, prior to the financing described above, Edgewater shall not be obligated to fund the Company with any of the amounts described in this paragraph.

     Except as otherwise set forth in this Item 4, the Reporting Persons do not propose any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material part of the assets of the Issuer or any of its subsidiaries;

          (d) Any change to the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any

                                  SCHEDULE 13D
CUSIP No. 539577304                                          Page 10 of 14 Pages

     plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

          (j) Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

     (a) and (b) - See paragraphs 1and 2 below.

     1. Edgewater. As of the date of this statement, Edgewater was deemed to beneficially own an aggregate of 8,486,400 shares of Common Stock of the Issuer, which beneficial ownership currently represents 46.6% of the 18,200,336 shares of outstanding Common Stock (based upon the number of outstanding shares of Common Stock reported by the Issuer in a Form 10-K filed with the SEC on April 17, 2002). The number of shares deemed to be beneficially owned includes 6,036,400 shares of Common Stock (the "Proxy Shares") with respect to which Edgewater has sole voting power as a result of the Irrevocable Proxies granted to it pursuant to the Voting Agreement. Edgewater does not have the right to vote the Proxy Shares on matters other than those set forth in the Voting Agreement and Irrevocable Proxies and does not share voting power with respect to any other shares which it beneficially owns. Edgewater does not have any power to dispose or direct the disposition of the Proxy Shares. Consequently, Edgewater has (i) the power to vote or direct the vote of 8,486,400 shares of Common Stock and (ii) the power to dispose or direct the disposition of 2,450,000 shares of Common Stock, subject to federal and state securities laws.

          To the best knowledge of Edgewater, none of the other persons or entities listed in Item 2(a) beneficially owns any other shares of the Issuer.

     2. TIME and Overseas. As of the date of this statement, TIME and Overseas (the "TIME Entities") were deemed to beneficially own an aggregate of 1,150,000 shares of Common Stock of the Issuer, which beneficial ownership currently represents 6.3% of the 18,200,336 shares of outstanding Common Stock (based upon the number of outstanding shares of Common Stock reported by the Issuer in a Form 10-K filed with the SEC on April 17, 2002). Each of the TIME Entities has sole power to vote and direct the vote and sole power to dispose or direct disposition, subject to federal and state securities laws, of all the shares of Common Stock that it beneficially owns.

                                  SCHEDULE 13D
CUSIP No. 539577304                                          Page 11 of 14 Pages

          To the best knowledge of TIME and Overseas, none of the other persons or entities listed in Items 2(b) and (c) beneficially owns any other shares of the Issuer.

          (c)  See Item 3 above.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

     The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as an Exhibit hereto and is incorporated herein by reference, regarding the filing of this Amendment No. 1 and future amendments hereto.

     Other than the agreements and the understandings discussed in Items 3 and 4 above, none of the Reporting Persons nor any general partner, director or executive officer of any such entities has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Debt, Additional Debt or the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

1. Stock Purchase Agreement dated as of February 18, 2000, by and among the Issuer, Edgewater, TIME and certain other investors (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on February 28, 2000).

2. Stock Purchase Agreement dated as of September 29, 2000, by and among the Issuer, Edgewater, TIME and certain other investors (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on October 16, 2000).

3. Convertible Bridge Loan Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater, TIME and certain other lenders (incorporated by reference to Exhibit 10.27 to the Issuer's Quarterly Report on Form 10-QSB (File No. 0-9129) filed with the SEC on November 11, 2000).

4. Amended and Restated Shareholder Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater, TIME and certain other shareholders (incorporated by reference to Exhibit 4 to the Schedule 13D filed by Edgewater Private Equity Fund III, L.P. on February 21, 2002 with the SEC).

                                  SCHEDULE 13D
CUSIP No. 539577304                                          Page 12 of 14 Pages

5. Note and Preferred Stock Purchase Agreement dated as of April 16, 2002, by and among the Issuer, Edgewater, TIME and certain other parties named therein (incorporated by reference to Exhibit 4.27 to the Issuer's Annual Report on Form 10-K (File No. 001-15493) filed with the SEC on April 17,
     2002).

6. Voting Agreement dated as of April 16, 2002, by and among Edgewater, TIME and certain other shareholders of the Issuer (incorporated by reference to Exhibit 4.40 to the Issuer's Annual Report on Form 10-K (File No. 001-15493) filed with the SEC on April 17, 2002).

7. Letter Agreement dated as of April 16, 2002 by and between Edgewater and the Issuer.

8.   Joint Filing Agreement dated as of April 29, 2002.

                                  SCHEDULE 13D
CUSIP No. 539577304                                          Page 13 of 14 Pages

                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

     Date: April 30, 2002


By:  /s/ James A. Gordon
     ------------------------------------
     James A. Gordon
     President of Gordon Management, Inc.,
     General Partner to Edgewater III Management, L.P.,
     which is the General Partner of Edgewater
     Private Equity Fund III, L.P.

By:  /s/ Kathryn Fleck
     ------------------------------------
     Kathryn Fleck, Principal and Chief
     Operating Officer of Fleck T.I.M.E.
     Advisors, L.L.C., the General Partner
     of Fleck T.I.M.E. Fund, LP, and the
     Managing Partner of AFA Management
     Partners, L.P., the Management Company
     of Fleck T.I.M.E. Overseas Fund, Ltd.

                                   SCHEDULE 1

              THE NUMBERS SET FORTH BELOW ARE APPROXIMATES ASSUMING
                  INTEREST ACCRUED THROUGH JUNE 30, 2002 (THE
                   EXPECTED DATE OF THE SHAREHOLDER APPROVAL)

REPORTING PERSON          DEBT                   SERIES A STOCK          SERIES B STOCK         COMMON STOCK<F3>
------------------------- ---------------------- ----------------------- ---------------------- -------------
Edgewater                 July Debt              5,922,292               N/A                    5,922,292
------------------------- ---------------------- ----------------------- ---------------------- -------------
Edgewater                 March Debt             N/A                     1,178,681              3,536,044
------------------------- ---------------------- ----------------------- ---------------------- -------------
Edgewater                 New Debt               N/A                     1,678,448              5,035,344
------------------------- ---------------------- ----------------------- ---------------------- -------------
TIME                      July Debt              1,698,097               N/A                    1,698,097
------------------------- ---------------------- ----------------------- ---------------------- -------------
TIME                      December Debt          1,502,222               N/A                    1,502,222
------------------------- ---------------------- ----------------------- ---------------------- -------------
TIME                      June Debt              N/A                     576,593                1,729,779
------------------------- ---------------------- ----------------------- ---------------------- -------------
---------------------
<F3>  The number of shares of Common Stock into which such Series A Stock or Series B Stock is initially convertible.